AeroGrow International, Inc.
6075 Longbow Dr. Suite 200
Boulder, Colorado 80301
(303) 444-7755

December 21, 2006

VIA EDGAR AND VIA FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attn: Mr. Duc Dang

Re:	AeroGrow International Inc. Registration Statement on Form SB-2 (Registration No. 333-133180)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, AeroGrow International, Inc., a Nevada corporation (the "Company"), hereby respectfully requests that the effective time of the above referenced Registration Statement on Form SB-2 filed by the Company (the "Registration Statement") be accelerated to 2 p.m., Eastern Standard Time, on December 22, 2006 or as soon thereafter as practicable.

The Company hereby acknowledges that:

•
should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

AeroGrow International, Inc.

/s/ Mitchell B. Rubin
Mitchell B. Rubin
Chief Financial Officer

cc: Brian Lane, Gibson, Dunn & Crutcher LLP